Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME PHARMA CORP. PERMITTING AUTOMATIC SECURITIES
DISPOSITION AND PURCHASE PLANS

Vancouver, Canada, December 21, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has amended its Disclosure Policy to enable its directors, officers and employees (each a “restricted person”) to adopt automatic securities disposition plans and automatic securities purchase plans pursuant to applicable Canadian and U.S. securities laws, including the guidance under Ontario Securities Commission Staff Notice 55-701 and Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended.

Applicable Canadian and U.S. securities laws permit restricted persons to adopt automatic securities disposition plans and automatic securities purchase plans with an independent brokerage firm which provide for the purchase or disposition of shares in a systematic matter based upon predetermined criteria on an automatic basis regardless of whether the restricted person may, subsequent to adopting the plan, receive material non public information, provided that the restricted person was not in possession of material, non-public information at the time the Plan was adopted.  Once a plan is established, the restricted person is not permitted to exercise any further discretion or influence over how purchases or dispositions will occur under the plan.

Cardiome recognizes that its directors, officers or employees may have reasons unrelated to their assessment of the Company or its prospects in deciding whether to effect transactions in Cardiome’s securities.  Such personal reasons might include, for example, asset balancing or investment diversification, charitable or philanthropic donations, payment of taxes or tax and estate planning, retirement planning, liquidity requirements or requirements for funds for personal purposes, including a home purchase, mortgage payments, vacations or university expenses for family members.  In addition, Cardiome recognizes that officers or other employees may have a substantial portion of their personal net worth represented by securities of Cardiome and that directors and officers and other employees have been subject to very lengthy restrictions on their ability to effect trades in the Company’s shares because of trading blackouts imposed under the Company’s Disclosure Policy.

In addition to the requirements of Canadian and U.S. securities laws, in amending its Disclosure Policy Cardiome has considered and attempted to conform with various “best practices” relating to automatic securities disposition and purchase plans.  Cardiome’s amended Disclosure Policy contemplates that, in determining whether to clear the adoption of an automatic disposition or purchase plan, Cardiome will consider whether the plan complies with various guidelines set out in the Disclosure Policy, including the following:  (i) a plan may not be adopted during a trading blackout period (and only adopted at a time when the restricted person is not in possession of material, non public information);  (ii) a “cooling off” period of at least 60 days will generally be required between the adoption of a plan and the first disposition or acquisition under the plan; (iii) a plan should have a limited duration (e.g. 12-24 months); (iv) the plan must contain meaningful restrictions on the ability of the restricted person to modify or terminate the plan; (v) the restricted person should avoid complex sales formulae; (vi) the plan should generally provide for regular sales or purchases of smaller amounts (relative to a restricted person’s holdings) over a period of time rather than large sales or purchases during a short period of time after adoption of the plan; and (vii) the brokerage firm should not have an established relationship with the restricted person.  The Disclosure Policy requires that all automatic securities disposition or purchase plans must be pre-cleared by Cardiome’s Disclosure Committee or Corporate Governance and Nomination Committee.  The Disclosure Policy further provides that the Disclosure Committee and Corporate Governance and Nomination Committee may also consider such other “best practices” as may exist at a time a restricted person wishes to adopt a plan and may impose additional requirements, or grant exceptions, as they determine are necessary or appropriate.

In addition to amending the Corporation’s Disclosure Policy, Cardiome also has amended its Code of Business Conduct and Ethics to no longer require restricted persons to consult with the Corporation’s Compliance Officer before executing any trades in securities, to facilitate the ability to trade securities pursuant to an automatic securities disposition or purchase plan established in accordance with the Corporation’s Disclosure Policy.  A copy of the amended Code of Business Conduct and Ethics will be filed on SEDAR and posted on Cardiome’s website (www.cardiome.com).

Following the amendment to Cardiome’s Disclosure Policy, Cardiome’s Corporate Governance and Nomination Committee approved the adoption by Douglas Janzen, the President, Chief Executive Officer and a Director of Cardiome, of an automatic securities disposition plan.  The plan approved in respect of Mr. Janzen provides for the sale by an independent broker engaged by Mr. Janzen of an aggregate of 120,000 shares (which are issuable on exercise of options held by Mr. Janzen), on the basis of up to 10,000 shares to be sold each month, commencing after an approximately 3-month cooling off period, subject to a limit price of Cdn$10.00 per share, over the approximately 24-month term of the plan.  Dispositions by Mr. Janzen pursuant to the plan will be reported in accordance with applicable Canadian securities laws.  Mr. Janzen will continue to hold shares and options to acquire shares of Cardiome and has reiterated his personal commitment to and confidence in the future prospects of Cardiome.

Cardiome anticipates that other directors, officers and employees of the Corporation will adopt automatic securities disposition or purchase plans.  Insiders of Cardiome that adopt a plan will disclose the establishment of the plan in insider reports filed in accordance with applicable Canadian securities laws and Cardiome may from time to time disclose the adoption of such plans in the future.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.